

MAIL STOP 4561

February 12, 2009

John A. Burchett, President
Hanover Capital Mortgage Holdings, Inc.
200 Metroplex Dr., Ste. 100
Edison, NJ 08817

> **Re:** **Hanover Capital Mortgage Holdings, Inc.**
> **Amendment No. 2 to Form S-4**
> **Filed February 6, 2009**
> **File No. 333-155091**

Dear Mr. Burchett:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Treatment of Equity Awards, page 9

1.   We note the disclosure in this section and on pages 55, 56, and 204-208. Considering Spinco is a newly formed entity, it does not appear to have any interests, options, and employees as referenced by your disclosure. Please revise to reconcile your disclosure.

Treatment of Walter Equity Awards held by Spinco Employees, page 55

2.   We note your response to comment 4 of our letter dated January 30, 2009 that you will register the securities, on Form S-8, subject to the conversion of Walter

awards upon approval of the merger. We also note that the employees have the ability to retain the Walter awards instead of allowing for the automatic conversion by making an election at least 20 days prior to the HCM special meeting. It appears that the decision to make such election constitutes an investment decision. It is not clear how you are able to register such securities at least 20 days after all investment decisions are made. Please explain your basis for registration after the investment decision is made or why the election decision is not an investment decision.

Comparable Company Analysis, page 66

Material U.S. Federal Income Tax Consequences, page 73

3.   We note that Sonnenschein Nath & Rosenthal LLP has provided a short-form tax opinion, which confirms that its opinion is set forth in the registration statement. The disclosure, however, does not include an opinion regarding the tax consequences of the merger or the Surviving Corporation's REIT status. Please revise the disclosure to provide the requisite opinions.

The Spin-off, page 74

4.   We note that Walter expects to receive a ruling from the IRS to the effect that the spin-off will qualify as a tax-free transaction. Please tell us why you have not included the IRS ruling as an exhibit to the registration statement.

Additional Agreements Between HCM, WALKER, JWHHC, Spinco, and their Affiliates

Loan and Security Agreement, page 122

5.   Please file the amended and restated agreement dated February 6, 2009 as an exhibit to the registration statement.

Long-Term Equity-Based Compensation, page 206

6.   We note your response to comment 21. Please revise to describe the operational goals and individual performance measures applied by the Committee in 2008. Explain how these factors were measured and how they contributed to the amounts awarded.

Charter Amendment Proposals, page 256

7.   The amendments described in proposal 2.g appear to constitute separate proposals with respect to ownership limits and restrictions on transfer. Please amend to present these proposals separately for shareholder approval.

Financial Statements

Hanover Capital Mortgage Holdings, Inc. and Subsidiaries

As of and for Period Ended September 30, 2008 and 2007

Consolidated Balance Sheets (unaudited), page F-87

8.	We note your response to prior comment 26. Please tell us management's basis for determining that the fair market value of your residual interest in the preferred trust vehicles was zero as disclosed within their fair market balance sheets included in previous filings. Additionally, please tell us how management addressed the deferral of four quarters of interest payments to the trusts and HCM's inability to pay all deferred interest on December 31, 2008 and January 31, 2009, as disclosed, in their analysis supporting the conclusion that no impairment existed prior to the third quarter of 2008 for GAAP purposes. In addition, please tell us the nature of the collateral maintained within the trust, if any, the value of this collateral supporting recoverability of HCM's residual interest, and the performance of this collateral and the trusts during the twelve month period ended December 31, 2007, the six month period ended June 30, 2008 and the three month period ended September 30, 2008.

Notes to Consolidated Financial Statements

11. Liability to Subsidiary Trusts Issuing Preferred Securities

Exchange Agreements, page F-111

9.	Management discloses that the junior subordinated debt represents all of the trusts' assets. Please confirm to us that the trust never held any other assets other then the junior subordinated debt during the life of the vehicles.

Exhibit 5 – Legal Opinion

10.	Refer to the fourth paragraph of the opinion letter. We note that counsel assumed the due authorization of all documents examined in connection with rendering the opinion. With respect to actions by the registrant, this assumption appears to be inappropriate because it assumes a factual matter that is critical to counsel's opinion that the Shares have been duly authorized. Please provide a revised opinion that omits this assumption.

* * * *

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3785.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Mark Sokolow, Esq.
        via facsimile (212) 912-7751